UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

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Commission File Number: 001-38328

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LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

LexinFintech Holdings Ltd. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including PricewaterhouseCoopers Zhong Tian LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in mainland China.

LexinFintech Holdings Ltd. is a company controlled by Mr. Jay Wenjie Xiao, chief executive officer and chairman of the board of directors of the Company, who beneficially owned, as of February 28, 2023, 26.7% of the total issued and outstanding ordinary shares of the Company, representing 77.2% of the total voting power of the Company. As of February 28, 2023, the Company’s directors and senior management in aggregate beneficially owned 32.1% of the Company’s total issued and outstanding shares, representing 78.8% of the total voting power of the Company.

In addition, KPartners Limited and other K2 entities (collectively, “K2 Partners entities”) beneficially owned 39,527,554 Class A ordinary shares of the Company, as reported on Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on December 18, 2020. Based on the total issued and outstanding shares of the Company as of February 28, 2023 and assuming K2 Partners entities’ shareholding does not change since December 18, 2020, K2 Partners entities beneficially owned 12.1% of the total issued and outstanding ordinary shares of the Company, representing 3.8% of the total voting power of the Company as of February 28, 2023. K2 Partners entities are incorporated respectively in Hong Kong and the Cayman Islands, and none of the K2 Partners entities is a governmental entity of mainland China.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and senior management and K2 Partners entities, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ James Xigui Zheng
Name:	James Xigui Zheng
Title:	Chief Financial Officer

Date: April 26, 2023